Exhibit 99.1

Volvo CE Launches New Wheel Loaders

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 12, 2007--Volvo Construction Equipment (Volvo CE) (Nasdaq:VOLV) (STO:VOLVA)(STO:VOLVB) is introducing three new wheel loaders, giving Volvo CE the most modern fleet of general purpose wheel loaders on the market.

New engines, transmissions and cabs are some of the highlights of the latest L60F, L70F and L90F medium duty general purpose wheel loaders from Volvo CE. All models have increased power over the E variant they replace, giving more strength to move earth or load gravel. The Tier III compliant Volvo engines delivers high torque and low fuel consumption. With Volvo Advanced Combustion  Technology (V-ACT) they meet the latest emission standards, Tier III.

The new Care Cab that is fitted to the L60F, L70F and L90F is the safest, most comfortable and cleanest operator environment ever made by Volvo CE. In addition to being flexible, productive, safe, comfortable and reliable, the all-new L60F, L70F and L90F are also environmentally minded, being up to 95% recyclable.

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Beatrice Cardon, +32 2 4825021 or +32 477 553403